ATTORNEYS AT LAW

777 East Wisconsin Avenue
Milwaukee, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5668
rryba@foley.com EMAIL

CLIENT/MATTER NUMBER
044741-0103

February 23, 2018

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	National Research Corporation
Amendment No. 3 to Schedule 13E-3 Filed January 26, 2018 File No. 005-52417 Revised Preliminary Proxy Statement on Schedule 14A Filed January 26, 2018 File No. 001-35929

Dear Ms. Posil:

On behalf of our client, National Research Corporation (the “Company” or “NRC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 15, 2018, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 4 to Schedule 14A and Amendment No. 4 to Schedule 13E-3 that reflect the Company's responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3.

Effect on the Company, page 31

1.

We note the tabular disclosure of the B Consideration that will be provided to directors and executive officers of the Company for outstanding options and restricted shares in connection with the Proposed Recapitalization. Please disclose the total B Consideration to be provided to directors and executive officers of the Company and the two trusts for the benefit of Mr. Hays’ family in connection with the Proposed Recapitalization.

Response:

The Company has revised the disclosure noted by the Staff in response to this comment.

BostoN BrusselS CHICAGo Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission February 23, 2018 Page 2

Material Factors Considered by the Board, page 38

2.

We note that the Board determined the fair value of the class B common stock to be the intra-day volume weighted average price of the class B common stock on September 15, 2017 and the fair value of the class A common stock to be the volume weighted average price of the class A common stock during the 20 trading days ending on December 12, 2017. Please disclose what consideration, if any, the Board gave to determining the fair value of both classes of common stock as of the same or a similar date.

Response:

In response to the Staff’s comment, the Company has added additional disclosures in the proxy statement.

Financial Information, page 57

3.

Please update your disclosure to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 3-01(c) of Regulation S-X have been met. Refer to Rule 3-12 of Regulation S-X.

Response:

The Company hereby confirms that each of the three conditions set forth in Rule 3-01(c) of Regulation S-X have been met by the Company. Namely:

a. the Company files annual, quarterly and other reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and the Company has filed all reports due;

b. in good faith, the Company expects to report income attributable to the Company in the December 31, 2017 fiscal year just completed (per the Company’s February 13, 2018 earnings release, the Company reported net income for 2017 of approximately $22,943,000); and

c. the Company has reported income attributable to the Company in at least one of the two previous fiscal years (the Company reported net income of approximately $20,518,000 in 2016 and approximately $17,610,000 in 2015).

As the Company satisfies all three of the foregoing conditions, we believe the Company’s September 30, 2017 financial statements filed in Amendment No. 3 are still current until the Company files its 2017 Annual Report on Form 10-K or March 16, 2018 (the date in which the Company must file its 2017 Annual Report on Form 10-K).

* * *

U.S. Securities and Exchange Commission February 23, 2018 Page 3

We acknowledge and confirm on behalf of the filing persons that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

cc:    National Research Corporation
         Working Group